UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hill International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

431466 10 1

(CUSIP Number)

July 9, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.431466 10 1	SCHEDULE 13G/A

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irvin E. Richter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,791 (1)
	6	SHARED VOTING POWER 1,400,000 (1)
	7	SOLE DISPOSITIVE POWER 16,791 (1)
	8	SHARED DISPOSITIVE POWER 1,400,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,791 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)

All calculations of percentage ownership herein are based on a total of 56,628,168 outstanding shares of common stock as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on May 10, 2021.

CUSIP No.431466 10 1	SCHEDULE 13G/A

This Amendment No. 2 amends and supplements the Schedule 13G filed by Irvin E. Richter with the Securities and Exchange Commission (the “Commission”) on November 30, 2017 (the “Schedule 13G”), as previously amended and supplemented by Amendment No. 1 to the Schedule 13G filed by Mr. Richter on August 25, 2020, relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Hill International, Inc., a Delaware corporation (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13G.

This Amendment No. 2 on Schedule 13G/A (the “Amendment”) is filed by Mr. Richter to update his holdings of Common Stock.

ITEM 1.	(a)	Name of Issuer:

Hill International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

One Commerce Square 2005 Market Street, 17th Floor Philadelphia, PA 19103

ITEM 2.	(a) - (c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Amendment is filed by the Filer, a United States citizen.

The principal business address of the Filer is 54 Fries Lane, Cherry Hill, NJ 08003.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number: 431466 10 1

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)

	(f)	[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

	(g)	[ ] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a) Amount Beneficially Owned:

1,416,791

(b) Percent of Class:

2.5%

(c) Number of Shares to which such person has:

(i) Sole power to vote or direct the vote:

16,791

(ii) Shared power to vote or direct the vote:

1,400,000

(iii) Sole power to dispose or to direct the disposition of:

16,791

(iv) Shared power to dispose or to direct the disposition of:

1,400,000

Of the shares covered by this Schedule 13G, 1,400,000 are owned jointly by the reporting person and his spouse, and 16,791 shares are held in a 401(k) account.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing of influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2021

/s/ Irvin E. Richter
Irvin E. Richter